Exhibit 99.1

China Rapid Finance Announces Full Exercise of Underwriters’ Option to Purchase Additional ADSs

SHANGHAI, May 11, 2017 /PRNewswire/ — China Rapid Finance Limited (“China Rapid Finance”) (NYSE: XRF) today announced that the underwriters of its previously announced initial public offering have exercised in full the option to purchase an additional 1,500,000 American depositary shares (“ADSs”) from China Rapid Finance to cover over-allotments.

Each ADS represents one Class A ordinary share of China Rapid Finance and was sold at the initial public offering price of US$6.00 per ADS. Including the underwriters’ full exercise of the over-allotment option, China Rapid Finance’s offering size is a total of approximately US$69.0 million in the initial public offering.

Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC and Jefferies LLC acted as joint bookrunners for the offering.

A registration statement relating to the securities being sold in this offering was declared effective by the Securities and Exchange Commission on April 27, 2017. This offering is being made only by means of a written prospectus forming part of the effective registration statement. A copy of the final prospectus relating to the offering may be obtained, when available, by contacting the prospectus department at Morgan Stanley & Co. International plc at Room 214, 2nd Floor, 180 Varick Street, New York, NY, 10014, by telephone at 1-917-606-8487 or by emailing prospectus@morganstanley.com; Credit Suisse Securities (USA) LLC at One Madison Avenue, New York, NY 10010, United States, attention: Prospectus Department, by telephone at 1-800-221-1037 or by emailing newyork.prospectus@credit-suisse.com; or Jefferies LLC at 520 Madison Ave., 2nd Floor, New York, NY 10022, by telephone at 1-877-547-6340 or by emailing prospectus_department@jefferies.com.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About China Rapid Finance

China Rapid Finance operates one of China’s largest consumer lending marketplaces in terms of total number of loans, having facilitated approximately 15 million loans to approximately 2 million borrowers at significantly lower borrowing costs than many of its competitors.

Investor Relations:

China Rapid Finance Limited

Sean Zhang

Tel: +1 (646) 308-1635

Email: IR@crfchina.com

ICR, Inc.

Xueli Song

Tel: +1 (646) 308-1635

Email: IR@crfchina.com